                           RELATIONSERVE MEDIA, INC.
                           6700 NORTH ANDREWS AVENUE
                         FORT LAUDERDALE, FLORIDA 33309

                                   May 1, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel Assistant Director

          Re:     Relationserve Media, Inc.
                  Registration Statement on Form SB-2 Filed March 20, 2006
                  File No. 333-132586

                  Preliminary Information Statement on Schedule 14C
                  Filed March 24, 2006
                  File No. 0-51702

Dear Mr. Spirgel:

         This letter is to inform you that RelationServe Media Inc. (the
"Company") is aware that:

         o        it is responsible for the adequacy and accuracy of its
                  disclosure in its filings;

         o        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

         o        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             /s/ Shawn McNamara
                                             ------------------------
                                             Shawn McNamara
                                             Senior Vice President